[Goldman, Sachs & Co. Letterhead]

May 22, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MasterCard Incorporated

Filed on Form S-1

Registration No. 333-128337

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 5, 2006 and the date hereof 34,448 copies of the Preliminary Prospectus dated May 5, 2006 were distributed as follows: 31,953 to 9 prospective underwriters; 2,421 to 2,421 institutional investors; 0 to 0 prospective dealers; 1 to 1 individuals; 9 to 3 rating agencies and 64 to 12 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 1:00 PM on May 24, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

CITIGROUP GLOBAL MARKETS INC.

HSBC SECURITIES (USA) INC.

J.P. MORGAN SECURITIES INC.

As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)